Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

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Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in the website that you are about to enter, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel’s and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of publication of the materials on this website. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyTel and EMBARQ plan to file a joint proxy statement-prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations. The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available. This website and the materials and communications contained in this website shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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CenturyTel EMBARQ CenturyTel’s Privacy Policy

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Merger Will Create an Industry-Leading Communications Provider

The CenturyTel and EMBARQ merger combines two leading communications companies with customer-focused and industry leading capabilities dedicated to delivering superior telecommunications services to rural markets and small to midsize cities throughout the country.

Once the merger is complete, the result will be a much stronger, more diverse company with the ability to deliver a broader range of products and services to customers, including broadband, expanded IPTV, and wireless data offerings.

Combined, CenturyTel and EMBARQ will have an operating presence in 33 states, approximately eight million access lines, two million broadband customers and approximately 400,000 video subscribers.

In addition to bringing together the complementary assets, geographic coverage and outstanding employees of both companies, this combination unites two very similar corporate cultures that share a strong commitment to their customers and the communities they serve.

This transaction is expected to deliver immediate value and provide significant growth potential via a combined company that is better positioned to compete and win in an increasingly competitive marketplace. Together, CenturyTel and EMBARQ are creating one of the leading communications companies in the United States.

“In addition to bringing together the complementary assets, geographic coverage and outstanding employees of both companies, this combination unites two very similar corporate cultures that share a strong commitment to their customers, employees and communities. I look forward to working with the combined CenturyTel and EMBARQ team to continue providing outstanding service and enhanced offerings to our customers.”

— Glen F. Post III, CenturyTel’s Chairman and Chief Executive Officer

“In CenturyTel, we have found a terrific strategic partner, one with an outstanding history of providing quality and innovative products and services to its customers across the country. We are looking forward to joining with a partner who shares our commitment to customers, employees and the communities we serve.”

— Tom Gerke, EMBARQ’s Chief Executive Officer

CenturyTel EMBARQ CenturyTel’s Privacy Policy

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About CenturyTel

CenturyTel (NYSE:CTL) is a leading provider of communications, high-speed Internet and entertainment services in small-to-mid-size cities through its broadband and fiber transport networks. Included in the S&P 500 Index, CenturyTel delivers advanced communications with a personal touch to customers in 25 states.

CenturyTel is the seventh largest local exchange carrier in the United States based on access lines served. The company is a leading provider of voice, data, high-speed Internet, entertainment and other advanced communications services and strives to deliver them with a personal touch.

CenturyTel serves small-to-mid-size cities and rural areas in 25 states through its state-of-the-art, broadband networks. Its quality networks position the company to meet customers’ needs today and in the future as new broadband services emerge.

With nearly 630,000 high-speed Internet subscribers currently, CenturyTel’s broadband penetration of enabled lines is approximately 35 percent. The company offers compelling broadband services to meet customer demands whether it’s an up-to-15 Mbps DSL service to a residential customer or Metro Ethernet service to a business customer. CenturyTel has invested more than $1.8 billion in its network assets over the past five years to drive greater broadband capabilities and improved service delivery.

CenturyTel is focused on being the leading broadband service provider in the markets it serves.

CenturyTel believes it will succeed in this effort because of the company’s:

1. Compelling and evolving broadband service bundles and differentiated solutions offered to its residential, business and wholesale customers;

2. Continued investment in its high-quality, broadband-capable networks to meet the growing demand for bandwidth;

3. Quality operational support systems and team of knowledgeable and talented employees dedicated to providing a positive customer experience;

4. Disciplined pursuit of strategic acquisitions, driving operational efficiencies and strong cash flows from the acquired properties; and

5. History of stable cash flows and a demonstrated commitment to driving shareholder value.

To learn more about CenturyTel, please visit:

http://www.centurytel.com/Pages/AboutUs/

About EMBARQ

Embarq Corporation (NYSE: EQ), headquartered in Overland Park, Kansas, offers a complete suite of communications services. The company has approximately 17,000 employees and operates in 18 states. EMBARQ is included in the S&P 500 and is in the Fortune 500® list of America’s largest corporations. For consumers, EMBARQ offers an innovative portfolio of services that includes reliable local and long distance home phone service, high-speed Internet, wireless, and satellite TV from DISH Network® -- all on one monthly bill. For businesses, EMBARQ has a comprehensive range of flexible and integrated services designed to help businesses of all sizes be more productive and communicate with their customers. This service portfolio includes local voice and data services, long distance, Business Class High Speed Internet, wireless, satellite TV from DIRECTV®, enhanced data network services, voice and data communication equipment and managed security services. EMBARQ believes that by focusing on the communities the company serves and by employing common sense and practical ingenuity, it is able to provide customers with a committed partner, dedicated customer service and innovative products for work and home.

Innovation that Makes Sense

Innovation is the key to EMBARQ’s continued success and differentiation in the communications industry. This innovation is based on the convergence of wireline, wireless, the PC and video, all managed by the customer through a centralized portal – myembarq.com.

Innovation for consumer customers

EMBARQ® eGo™ combines the reliability of a home phone with the functionality of the Internet. EMBARQ is the first communications company to offer its customers a cordless home phone with visual voicemail, news and information, personal phone books and local phone directories. EMBARQ™ makes the home phone cool by integrating it with the customer’s wireless service allowing customers to conveniently control where they take the call, when to take the call and what phone to use with new calling feature capabilities – EMBARQ™ Find Me/Follow Me with EMBARQ™ Call Transfer. EMBARQ® RescueITSM is a new service for EMBARQ® High-Speed Internet customers that can provide comprehensive computer support on a wide variety of issues, such as computer hardware, software, home network installation, security and viruses, troubleshooting and repair. In addition to computer support, EMBARQ® RescueITSM protection plan subscribers also receive regularly scheduled PC tune-ups, customer service that is not outsourced overseas, and a discount on in-home computer support if needed. Simplified high-speed Internet pricing, so you only pay for the speed you need

Innovation for business customers

EMBARQ® Business Managed Security Services helps to meet the complex IT security needs of business customers by providing 24-hour monitoring and management of network security devices. EMBARQ® Smart IP Bundle is a hosted solution that simplifies business communication by combining high-speed Internet access, local and long distance voice service and IP enabled features to make businesses more productive. EMBARQ® IPsmartSuite is an off-the-shelf solution designed to help small- to mid-size businesses be more productive by helping to control costs, manage staffing and customer appointments and increase billing accuracy through VoIP-based desktop phones.

To learn more about EMBARQ, please visit:

http://www2.embarq.com/companyinfo/

CenturyTel EMBARQ CenturyTel’s Privacy Policy

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Combined, Century-Tel and EMBARQ will have an operating presence in 33 states, approximately eight million access lines, two million broadband customers and approximately 400,000 video subscribers.

This combination unites two very similar corporate cultures that share a strong commitment to their customers and the communities they serve.

Materials are current as of the date(s) on each fact sheet. To learn more about our services in your state, click on the appropriate link:

CenturyTel Services EMBARQ Services

Alabama Florida Arkansas Indiana Colorado Kansas Georgia Minnesota Idaho Missouri Illinois North Carolina Indiana Nebraska Iowa New Jersey Louisiana Nevada Michigan Ohio Minnesota Oregon Mississippi Pennsylvania Missouri South Carolina Montana Tennessee New Mexico Texas North Carolina Virginia Ohio Washington Oregon Wyoming Tennessee Texas Washington Wisconsin Wyoming

CenturyTel EMBARQ CenturyTel’s Privacy Policy

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The CenturyTel / EMBARQ transaction has received favorable response from government officials, industry analysts, and telecom experts

“Today CenturyTel announced an exciting new merger with Embarq. If the transaction is successfully completed, Louisiana will have its third Fortune 500 Company by roughly June of next year.”

-Governor Bobby Jindal (R-LA)

Source: Letter from Governor Jindal printed in The Bayou Buzz. October 27, 2008

“We think this change and the buyout will offer more opportunities.”

-Lisa Meadows, CEO of Bristol Chamber of Commerce

Source: Hunter, Amy. “Louisiana Company Buys Embarq.” The Bristol Herald Courier. October 29, 2008

“Most importantly the deal should be accretive to free cash flow per share, the most important metric for the rural carriers.”

-Nelson, Michael. Stanford Group.

Source: “CenturyTel to acquire Embarq in $5.8 billion deal.” Reuters. October 27, 2008

“The combined company would be, by far, the largest independent LEC in the country, with over eight million access lines and over two million DSL subscribers.”

-King, Christopher. Stifel Nicolaus.

Source: “CTL Agrees to buy Embarq in all-stock deal.” Stifel Nicolaus. October 27, 2008

Neither CenturyTel nor EMBARQ has requested or obtained the consent of any of the authors or original publications of the statements quoted above for use on this website or as proxy soliciting material.

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